FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 5 November 2004


                                File no. 0-17630


                         CRH - Directors'/Secretary's Shareholding


                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Directors'/Secretary's Shareholding





                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     Patrick J. Molloy


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Patrick J. Molloy


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     52


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     13,020


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     Kieran McGowan


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Davycrest Nominees Limited                   7,668
     Kieran McGowan                                  52


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     31


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     7,720


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     Anthony O'Brien


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Anthony O'Brien


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     11


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     2,531


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     Wilhelmus P. Roef


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Wilhelmus P. Roef


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     8


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     1,442


16.  Total percentage holding of issued class following this notification

     -

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340



25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     Thomas W. Hill


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Aurum Nominees Limited              36,844
     Pershing Keen Nominees Limited       6,577
     National City Nominees Limited      21,726


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     208


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     65,147


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340



25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     David M. Kennedy


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director  & Spouse


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     David M. Kennedy                              52,444
     Una E. Kennedy                                 2,759
     David M. Kennedy & Patricia Kennedy            9,250


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     219


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     Director/ Spouse                 55,203
     As Trustee                        9,250


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     William I. O'Mahony


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     William I. O'Mahony                            251,860
     Arnolda L. O'Mahony                            242,057
     AC Employee Benefit Trustees Limited             2,456


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     10


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     496,373


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     John L. Wittstock


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     John L. Wittstock


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     376


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     76,017


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     Declan W. Doyle


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Declan W. Doyle                                     158,481
     AC Employee Benefit Trustees Limited                  2,456


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     17


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     160,937


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of director

     Jan Maarten de Jong


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Bank of Ireland Nominees Limited


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     11


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares



12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     3,011


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.   Name of company

     CRH plc


2.   Name of secretary

     Angela Malone


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     Secretary


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Angela Malone                              19,713
     AC Employee Benefit Trustees Limited        2,049


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Scrip Dividend


7.   Number of shares acquired

     87


8.   Percentage of issued class

     -


9.   Number of shares/amount of stock disposed

     -


10.  Percentage of issued class

     -


11.  Class of security

     Ordinary Shares


12.  Price per share

     EUR 19.34


13.  Date of transaction

     05.11.04


14.  Date company informed

     05.11.04


15.  Total holding following this notification

     21,762


16.  Total percentage holding of issued class following this notification

     -


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries

     Angela Malone
     + 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

     Angela Malone, Company Secretary


     Date of notification    5th November 2004




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CRH public limited company
                                                         (Registrant)


Date:  5 November 2004

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director